United States securities and exchange commission logo





                          May 27, 2021

       Fred Hand
       Chief Executive Officer
       Tuesday Morning Corp.
       6250 LBJ Freeway
       Dallas, Texas 75240

                                                        Re: Tuesday Morning
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 20, 2021
                                                            File No. 333-256315

       Dear Mr. Hand:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-552-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services